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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549
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                                  FORM 6-K

                          Report of Foreign Issuer
                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                              File No. 0-17140

                            For October 25, 2002
                             Song Networks N.V.
              (Translation of registrant's name into English)

                                 Blaak 16,
                     3011 TA Rotterdam, The Netherlands
                  (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F...x....     Form 40-F.......

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes.......No...x...



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                             Index to Exhibits


Exhibit 1. Exchange Offer Information Memorandum relating to the Plan of Composition ("Akkoord" or the "Plan of Complosition") of Song Networks N.V.


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                                 SIGNATURES

         Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 25, 2002                 By: /s/ Tomas Franzen
                                           ------------------------------
                                       Name:  Tomas Franzen
                                       Title: President and Chief Executive
                                              Officer